Exhibit 99.(a)(5)(C)

For Additional Information:

Bryan Giglia

Vice President – Corporate Finance

Sunstone Hotel Investors, Inc.

(949) 369-4236

SUNSTONE HOTEL INVESTORS, INC. AMENDS PRICE RANGE FOR

TENDER OFFER FOR COMMON STOCK

San Clemente, CA – June 16, 2008 – Sunstone Hotel Investors, Inc. (NYSE: SHO) announced today that it has amended the price range of its previously announced modified “Dutch Auction” tender offer to purchase up to 6.2 million shares of its common stock (representing up to approximately 11% of its outstanding common shares) to a price not less than $16.75 and not greater than $19.25 per share. Previously, the Company had offered to purchase up to 6.2 million shares at a price not less than $18.65 and not greater than $21.15 per share. The closing price of the shares on June 13, 2008, the last trading day preceding this announcement, was $18.52. The tender offer, which commenced on June 2, 2008, is expected to expire, unless extended, at 12:00 midnight, Eastern Daylight Savings time, on June 27, 2008.

Ken Cruse, Chief Financial Officer, stated “In light of recent softness in lodging stocks, we believe that reducing our tender price range is warranted. We believe repurchasing our shares at this time is in the best interest of our shareholders, as we feel our stock is significantly undervalued.”

All stockholders will be sent a Supplement to the Offer to Purchase and an Amended Letter of Transmittal. Stockholders who have already tendered shares and indicated that they would accept the final price determined by Sunstone in the tender offer, and who do not wish to change that direction, do not need to take any action. Stockholders who have already tendered shares and indicated that they would accept the final price determined by Sunstone in the tender offer, but who wish to change that direction, must withdraw their previous tenders in accordance with the procedures described in the Offer to Purchase and Amended Letter of Transmittal. All previous tenders by stockholders who did not indicate that they would accept the final price determined by Sunstone in the tender offer have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their shares in the tender offer, must deliver an Amended Letter of Transmittal to the depositary for the tender offer.

The tender offer has also been amended to provide that holders of the Company’s Series C Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred”) may not participate in the Offer except by converting shares of Series C Preferred Stock into common stock and tendering such common stock.

J.P. Morgan Securities Inc. is the dealer manager for the tender offer. D.F. King & Co., Inc. is the information agent and American Stock Transfer & Trust Company is the depositary.

None of the Company’s management, its Board of Directors, the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

The tender offer is not conditioned upon receipt of financing or on any minimum number of shares being tendered. The tender offer is subject to other conditions, as described in the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase.

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that, as of the date hereof, has interests in 45 hotels comprised of 15,354 rooms primarily in the upper-upscale segment operated under nationally recognized brands, such as Marriott, Hilton, Hyatt, Fairmont and Starwood. For further information, please visit the Company’s website at www.sunstonehotels.com.

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to: volatility in the debt or equity markets affecting our ability to acquire or sell hotel assets; national and local economic and business conditions, including the possibility of a U.S. recession; potential terrorist attacks, which would affect occupancy rates at our hotels and the demand for hotel products and services; operating risks associated with the hotel business; risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements; relationships with property managers and franchisors; our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements; our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures; changes in travel patterns, taxes and government regulations, which influence or determine wages, prices, construction procedures and costs; our ability to identify, successfully compete for and complete acquisitions; the performance of acquired properties after they are acquired; necessary capital expenditures and our ability to fund them and complete them with minimum disruption; our ability to continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and other risks and uncertainties associated with our business described in the Company’s filings with the SEC. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information in this release is as of June 16, 2008, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Sunstone common stock. The solicitation of offers to buy shares of the Company’s common stock will only be made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents that the Company filed with the Securities and Exchange Commission on Monday, June 2, 2008, as amended or supplemented from time to time including by the Supplement to the Offer to Purchase dated June 16, 2008 and Amended Letter of Transmittal to be filed with the Securities and Exchange Commission on Monday, June 16, 2008 which will be mailed to stockholders promptly. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders may obtain these and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov; and from the information agent, D.F. King & Co., Inc. at (212) 269-5550 (bankers and brokers) or (800) 735-3107 (all others).

3